Exhibit 100.3

Gant Travel Improves Contact Center Performance with NICE
inContact CXone

NICE inContact CXone enables provider of corporate travel services to reduce costs, redundancies and inefficiencies by unifying customer service capabilities

Salt Lake City, July 18, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, has enabled corporate travel services provider Gant Travel to improve contact center CRM integration and optimize Interactive Voice Response (IVR) capabilities, resulting in lower average handle time (AHT) and reduced costs. Working alongside NICE inContact’s team of experts and partners, the Bloomington, Indiana-based organization eliminated silos at its contact center and now gives agents the unified, omnichannel capabilities they need to rapidly respond to customer needs in real-time.

Gant Travel specializes in providing corporate travel services to mid-size businesses. Prior to working with NICE inContact CXone, its agents handled customer interactions across a patchwork of solutions. Lack of cohesion hindered their ability to create deeply personalized, engaging customer experiences due to a disjointed flow of information between systems. Furthermore, Gant Travel’s IVR functionality was rife with redundancies – routing and rerouting customers to duplicate menus compounded customer frustration.

By turning to NICE inContact CXone, Gant Travel was able to unify their disparate contact center solutions onto a single cloud customer experience platform. NICE inContact and Gant Travel worked together to develop a custom dashboard for agents to service interactions and access customer profiles. This included deeper CRM integration to ensure relevant information is automatically pulled and delivered to agents before they answer a call.

Since implementing NICE inContact CXone, Gant has achieved the following business outcomes and improvements to its contact center performance:

•	Reduced telephone costs by 7 percent

•	Reduced AHT by 5 percent, by automating CRM functions

•	Reduced queue wait times by 46 percent, by eliminating extraneous and redundant IVR functionality

•	Increased quality scores for voice and email to 93 percent

“Being in the business of facilitating travel, our success hinges on our ability to ensure that client trips are seamless,” said Jim Conner, Director of Operations at Gant Travel. “When an issue arises, every second we’re not spending getting things back on track is a missed opportunity, which is why ensuring an optimally efficient contact center is so critical. NICE inContact helped us solve for our major problem areas, improving both the agent and customer experiences. In fact, since implementing NICE inContact CXone we’ve seen our quality scores for phone and email rise to 93 percent. The numbers speak for themselves.”

“What we’ve seen with Gant Travel is a full embrace of the power of modern customer experiences,” said Paul Jarman, CEO of NICE inContact. “It’s not surprising that Gant was recently named Rookie of the Year for the 2019 NICE inContact CX Excellence Awards. As they build upon these successes, they are laying the foundation for comprehensive analytics, proactive routing, action and insight. The more any business can learn from its customers, the more it is able to be a resource and true partner and win customers for life.”

To learn more about NICE CXone, visit our website here.

About Gant Travel
At Gant Travel, world-class people and technology work seamlessly together with one common goal: to become the best TMC on the planet for the Concur user. Gant pioneered the Concur-centric travel support now mimicked by dozens of competitors in the marketplace, but they have all failed to copy the innovative service culture and platform investments that continue to drive Gant to new levels of speed and customer experience. Gant specializes in facilitating corporate and group travel and providing expert customer support combined with cutting-edge technologies to ensure the best in service, savings, and productivity. www.ganttravel.com

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.